P&E MINING CONSULTANTS INC.
Geologists and Mining Engineers

201 County Court Blvd., Suite 304, Brampton, Ontario, L6W 4L2
Ph: 905-595-0575 Fax: 905-595-0578 www.peconsulting.ca

CONSENT OF ANTOINE YASSA

March 31, 2021

VIA SEDAR

TO: **Ontario Securities Commission, as principal regulator**
British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
Manitoba Securities Commission
Autorité des Marchés Financiers
Nova Scotia Securities Commission
Financial and Consumer Services Commission (New Brunswick)
Prince Edward Island Securities Office
Securities Commission of Newfoundland and Labrador
Office of the Superintendent of Securities (Northwest Territories)
Office of the Yukon Superintendent of Securities
Superintendent of Securities (Nunavut)

AND TO: **Fury Gold Mines Limited (the "Company")**

Dear Sirs/Mesdames:

Re: Fury Gold Mines Limited (the "Company") - Filing of Technical Report

I, Antoine Yassa, P.Geo., of P&E Mining Consultants Inc., a Qualified Person as defined in National Instrument 43-101 – *Standards of Disclosure for Mineral Projects*, am responsible for preparing or supervising the preparation of all or a portion of the technical report titled "Technical Report, Updated Mineral Resource Estimate and Preliminary Economic Assessment on the Eau Claire Gold Deposit, Clearwater Property, Quebec, Canada" with an effective date of February 4, 2018 and a report date of July 3, 2018 (the "**Technical Report**").

I consent to the public filing of the Technical Report and I acknowledge that the Technical Report will become part of the Company's public record. I also consent to the inclusion of extracts from, or a summary of, the Technical Report in the annual information form of the Company dated March 31, 2021 (the "**AIF**"), which has been filed with the securities regulatory authorities and is available to the public under the Company's profile on the System for Electronic Analysis and Retrieval (SEDAR).

I certify that I have read the AIF and the AIF fairly and accurately represents the information in the sections of the Technical Report for which I am responsible and that the Technical Report supports the AIF.

Sincerely,

/s/ "Antoina Yassa"

Antoine Yassa, P.Geo.
Associate Geologist
P&E Mining Consultants Inc.